

October 26, 2021

James W. McCabe
Chief Executive Officer
Maverick Energy Group, Ltd.
135 Jenkins Street
Suite 105B, #356
St. Augustine, FL 32086

> **Re: Maverick Energy Group, Ltd.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed October 8, 2021**
> **File No. 024-11407**

Dear Mr. McCabe:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2021 letter.

Amendment No. 4 to Offering Statement on Form 1-A

General

1. We note your response to prior comment 5. Please describe the valuation method or model used to calculate the $150 million post-money valuation in your December 2020 press release. If no standard valuation method was used, please state this information in your offering circular.

2. To the extent that the forecasted results underlying the valuation included in the December 2020 press release included material assumptions with respect to the following items, please describe such items in your offering circular:

- With respect to your production estimate of 1,013 barrels per day, state the amount forecasted to come from, and the related costs forecasted to be incurred, as between (1) your current leases, and (2) your future leases.

- Discuss any targeted geographic areas for the future leases, and the status of any negotiations with respect to such leases.

- Describe and quantify the "customary expenses" for oil and gas extraction that you reference in your response letter, and the timing of the commencement of production assumed in your projections underlying the valuation.

- Explain how you determined an oil and gas average P/E ratio of 16.97, and disclose the discount rate used to determine your pre-tax income and underlying assumptions.

If any such items were not considered in your forecasted results underlying the valuation in your December 2020 press release, please state this information in your offering circular.

Lastly, given your limited operating history and absence of historical revenue generation, highlight in your disclosure the inherent risks surrounding your forecasted results and the related uncertainties in determining these estimates. Please refer to Part II(b) of Form 1-A.

3. Please tell us what consideration you gave to any change in circumstances or material events that occurred since the December 2020 press release in determining whether the $150 million valuation remains valid. If the original valuation and underlying forecasted results announced in the December 2020 press release no longer reflect management's views, please state this information in the offering circular.

You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ernest M. Stern, Esq.